UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                               PATLEX CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0007032451
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Salomon E. Melgen, M.D.
                           2521 MetroCenter Boulevard
                            West Palm Beach, FL 33407
                                  (561)687-0007
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  MAY 15, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                           SCHEDULE 13D

CUSIP NO. 0007032451                                     Page 2  of 39 Pages
          ----------                                          --   ---

- --------------------------------------------------------------------------------

1.    Name of reporting person
      S.S. or I.R.S. Identification No. of above person

      Salomon E. Melgen, M.D.
      Social Security #: Not Required

- --------------------------------------------------------------------------------

2.    Check the appropriate box if a member of a group*
                                                                  (a) [  ]

                                                                  (b) [  ]
- --------------------------------------------------------------------------------

3.    SEC Use Only

- --------------------------------------------------------------------------------

4.    Source of Funds*
           PF OO

- --------------------------------------------------------------------------------

5.    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(E)                   [   ]

- --------------------------------------------------------------------------------

6.    Citizenship or Place of Organization

      Dominican Republic

- --------------------------------------------------------------------------------

      Number of       7.  Sole Voting Power
      Shares                 -0-
      Beneficially    8.  Shared Voting Power
      Owned By              163,000
      Each            9.  Sole Dispositive Power
      Reporting              -0-
      Person With    10.  Shared Dispositive Power
                            163,000

- --------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      163,000

- --------------------------------------------------------------------------------

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares*                                                  [   ]

- --------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)
      6.45%

- --------------------------------------------------------------------------------

14.   Type of Reporting Person*
      IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 0007032451                                 Page 3  of 39 Pages
          ----------                                      --    ---

- --------------------------------------------------------------------------------

1.    Name of reporting person
      S.S. or I.R.S. Identification No. of above person

      Flor Melgen
      Social Security #: Not Required

- --------------------------------------------------------------------------------

2.    Check the appropriate box if a member of a group*
                                                               (a)  [   ]

                                                               (b)  [   ]
- --------------------------------------------------------------------------------

3.    SEC Use Only

- --------------------------------------------------------------------------------

4.    Source of Funds*
           PF OO

- --------------------------------------------------------------------------------

5.    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(E)                   [   ]

- --------------------------------------------------------------------------------

6.    Citizenship or Place of Organization

      Dominican Republic

- --------------------------------------------------------------------------------

      Number of      7.  Sole Voting Power
      Shares                -0-
      Beneficially   8.  Shared Voting Power
      Owned By             163,000
      Each           9.  Sole Dispositive Power
      Reporting             -0-
      Person With   10.  Shared Dispositive Power
                           163,000

- --------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      163,000

- --------------------------------------------------------------------------------

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares*                                                     [   ]

- --------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)
      6.45%

- --------------------------------------------------------------------------------

14.   Type of Reporting Person*
      IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Initial Statement on Schedule 13D, dated July 22, 1996, is filed pursuant to Section 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Salomon E. Melgen, M.D.("Melgen") and Flor Melgen, his wife ("Mrs. Melgen"). Melgen and Mrs. Melgen are hereinafter referred to collectively as the "Reporting Persons" or each, a "Reporting Person." Melgen and Mrs. Melgen have agreed to file a joint Schedule 13D pursuant to the Joint Filing Agreement attached hereto and incorporated by reference as Exhibit 1 hereto.

      Item 1.  SECURITY AND ISSUER

           This Schedule 13D relates to the Common Stock, par value $.10 per share, (the "Common Stock") of Patlex Corporation (the "Company"). The address of the principal executive offices of the Company is 250 Cotorro Court, Suite A, Las Cruces, New Mexico 88005.

      Item 2.  IDENTITY AND BACKGROUND.

      (a) Names:  Salomon E. Melgen, M.D.
                  Flor Melgen

      (b) Business Address of Melgen:
           2521 MetroCenter Boulevard
           West Palm Beach, FL 33407

           Home Address of Mrs.Melgen:

           12096 Captains Landing
           North Palm Beach, FL 33408

      (c)  Occupation of Melgen: Physician

           Name, principal business and address of any corporation or organization in which such employment is conducted:

           Vitreo-Retinal Consultants
           2521 MetroCenter Boulevard
           West Palm Beach, FL 33407

           Occupation of Mrs. Melgen: Housewife

      (d)and (e)

           During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and other minor offenses), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      (f) Citizenship of both Reporting Persons:

           Dominican Republic

      Item 3. SOURCE AND AMOUNT OF FUNDS.

      The Common Stock beneficially owned by Melgen as disclosed on the cover hereof (the "Shares") was acquired by purchase with personal funds, provided, however, 157,000 Shares were acquired pursuant to margin loans in accordance with the Margin Agreements attached hereto as Exhibits 2 (Bear Sterns - 126,000 shares), 3 (Morgan Stanley - 14,000 shares), 4 (Pershing - 12,000 shares), and 5 (Herzog, Heine, Geduld, Inc. - 5,000 shares), which agreements are incorporated herein by reference.

      Mrs. Melgen owns the Shares with Melgen in tenancy by the entirety and therefore, may be deemed to beneficially own the Shares.

      Item 4. PURPOSE OF THE TRANSACTION.

      The Shares will be held for investment purposes and not for the purpose or in connection with any transaction having the purpose of changing the control of the Company, and neither Reporting Person has any present intention to effect any of the transactions enumerated in clauses (a) through (j) of Item 4 of
Schedule 13D.

      Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

      As of the date hereof, the Reporting Persons, by virtue of Rule 13d-3 under the Exchange Act, may be deemed to share voting and dispositive power over the 163,000 Shares (approximately 6.45% of the total number of shares of Common Stock outstanding as disclosed in the Form 10-Q for the quarter ended March 31, 1996 of the Company, which is the most recently available filing by the Company with the Securities and Exchange Commission.)

      Schedule A to this Statement lists all transactions in the Common Stock of the Company that were effected by the Reporting Persons during the sixty days preceding the date of the date hereof.

      Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Other than as disclosed herein, neither Reporting Person is a party to any contracts, arrangement, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

      Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

      1.  Joint Filing Agreement

      2.  Margin Agreement with Bear Sterns

      3.  Margin Agreement with Morgan Stanley

      4. Margin Agreement with Pershing, Division of Donaldson, Lufkin & Jenrette Securities Corporation

      5.  Margin Agreement with Herzog, Heine, Geduld, Inc.

                                  EXHIBIT INDEX


      EXHIBIT NO.     TITLE                                          PAGE


           1.         Joint Filing Agreement

           2.         Margin Agreement with Bear Sterns

           3.         Margin Agreement with Morgan Stanley

           4. Margin Agreement with Pershing, Division of Donaldson, Lufkin & Jenrette Securities
                      Corporation

           5.         Margin Agreement with Herzog, Heine, Geduld, Inc.

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: July 16, 1996                           /s/ SALOMON E. MELGEN, M.D.
                                               ----------------------------
                                               Salomon E. Melgen, M.D.



Dated: July 16, 1996                          /s/ FLOR MELGEN
                                              -----------------------------
                                              Flor Melgen

                             SCHEDULE A

TRADE DATE         NUMBER OF SHARES             PRICE PER SHARE
- ----------         ----------------             ---------------

May 15, 1996            4,000                     $44.500
May 24, 1996            3,000                     $51.000
May 24, 1996            2,000                     $51.000
May 31, 1996            2,000                     $54.000
May 31, 1996            7,000                     $53.500
June 21, 1996           4,000                     $37.893
June 28, 1996           6,800                     $39.059
July 2, 1996            5,000                     $42.500
July 3, 1996            2,500                     $42.500
July 8, 1996            2,500                     $42.500




- -----------------------------------

All purchases were effectuated in the open market.